Filed Pursuant to Rule 424(b)(3)
Registration No. 333-126255
METLIFE INSURANCE COMPANY OF CONNECTICUT
METLIFE LIFE AND ANNUITY COMPANY OF CONNECTICUT
MetLife Target Maturity
SUPPLEMENT DATED FEBRUARY 28, 2007
To The Prospectus Dated May 1, 2006 (As Supplemented)
      This Supplement updates certain information contained in the MetLife Target Maturity prospectus dated May 1, 2006, as supplemented on November 6, 2006. The following information supplements, and to the extent inconsistent therewith, replaces the information in the prospectus. This supplement should be read in its entirety and kept together with your prospectus for future reference. Please contact us at 1-800-842-8573, if you have any questions.
      1. In the “SPECIAL TERMS” section on page 3 insert the following definition after Purchase Payment:

Written Request — Written information sent to us in a form and content satisfactory to us and received at our Home Office.
      2. In the “SURRENDERS” section on page 7 insert the following at the end of the third paragraph:

In New York, if we defer payment for more than 10 working days, we will continue to credit interest in the same manner as it would have been credited had the surrender request not been received until the day we make payment.
      3. Insert before the last paragraph in the “Market Value Adjustment” section at page 8 the following:

The Market Value Adjustment formula will not be applied when you submit a Written Request for:

a.	a full or partial surrender at the end of any Guarantee Period if we receive the request within the 30 day period prior to the end of such Guarantee Period: or

b.	any interest credited during the previous Contract Year.

c.	a transfer to a Guarantee period of a different duration, during the automatic renewal period.

d.	payments that satisfy the maximum requirement for the minimum distribution program, if you participate in our minimum distribution program. Additionally, these payments through the minimum distribution program will not be subject to a surrender charge.
      We will send a notice to you at least 15 but not more than 45 days prior to the beginning of the 30 day period in which you may request a full or partial surrender without imposition of a Market Value Adjustment.
      4. Insert the “TERMINATION OF THE CONTRACT” section as set forth below at page 8 after the “Special Surrenders” section.
TERMINATION OF THE CONTRACT
      We reserve the right to terminate this Contract if the Account Value is less than the termination amount shown in the Contract after the completion of three Contract Years. Termination will not occur until 31 days after we have mailed notice of termination to you at your last known address. In New York State only, if the Contract is terminated, we will pay you the Account Value. In all other states, if the Contract is terminated, we will pay the Cash Surrender Value.

      5. In the “Guarantee Period Exchange Option” section on page 9, add the following at the end of the paragraph:

In New York, we do not assess a transfer charge for such transfers.
      6. Insert in “APPENDIX B” on page B-1 after the last sentence in the “Market Value Adjustment” section the following:

In New York State the Guaranteed Interest Rate will not be less than 3.00%
THIS SUPPLEMENT SHOULD BE READ AND RETAINED FOR FUTURE REFERENCE
ONE CITYPLACE

HARTFORD, CONNECTICUT 06103	TELEPHONE: (800-842-8573)